

September 5, 2023

Thomas Olivier
Chief Financial Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Ray, CA 90292

      Re: Arrowroot Acquisition Corp.
           Form 8-K/A filed September 1, 2023
           File No. 001-40129

Dear Thomas Olivier:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction